Exhibit 12.1

CDK Global, Inc.

Computation of Ratio of Earnings to Fixed Charges

(dollars in millions)

	Nine Months Ended
	March 31,	Twelve Months Ended June 30,
	2015	2014	2013	2012	2011	2010

Earnings before income taxes	$232.6	$353.3	$320.7	$256.4	$228.4	$197.3
Less: (income) loss from equity investees	(2.2)	(0.6)	0.6	2.4	3.1	3.5
Add: fixed charges	30.1	12.3	10.0	9.5	8.1	9.2

Earnings before income taxes and fixed charges	$260.5	$365.0	$331.3	$268.3	$239.6	$210.0

Interest expense	$19.4	$1.0	$0.9	$1.0	$0.9	$1.3
Interest component of rental expense (1)	10.7	11.3	9.1	8.5	7.2	7.9

Fixed charges	$30.1	$12.3	$10.0	$9.5	$8.1	$9.2

Ratio of earnings to fixed charges	8.65	29.67	33.13	28.24	29.58	22.83

(1)	The interest component of rental expense is estimated to be one-third of rental expense.